Exhibit 2.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

As of December 31, 2022, P.V. NANO CELL LTD. had one class of securities registered under Section 15(d) of the Securities Exchange Act of 1934, as amended: our ordinary shares. References herein to “we,” “us,” “our” and the “Company” refer to P.V. NANO CELL LTD. and not to any of its subsidiaries. The following description may not contain all of the information that is important to you, and we therefore refer you to our Amended and Restated Articles of Association (our “Articles of Association”), a copy of which is filed with the Securities and Exchange Commission (the “SEC”) as exhibit 1.1 to this annual report on Form 20-F.

Registration Number and Purposes of the Company

Our registration number with the Israeli Companies Registrar is 514287093. Our purpose is set forth in our Articles of Association and includes any lawful activity.

Share Capital

As of December 31, 2022, our authorized share capital consists of 1,200,000,000 ordinary shares, par value NIS 0.01 per share, of which 147,134,792 were issued and outstanding.

All of our outstanding ordinary shares are validly issued, fully paid and non-assessable. Our ordinary shares do not have any preemptive rights.

Transfer of shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our Articles of Association, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our Articles of Association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election and Removal of Directors

Our Articles of Association provide for a board of directors consisting of no less than three and no more than seven directors, with all directors (other than the external directors, whose appointment is required under the Companies Law, 1999 (the “Companies Law”), as described below) divided into three classes with staggered three-year terms, designated as Class I, Class II and Class III, with each class of directors to consist, as nearly as possible, of one-third of the total number of directors other than the external directors. At each annual general meeting of our shareholders thereafter, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires on the third annual general meeting following such election or re-election. Each director so elected will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below.

Under our Articles of Association our Chief Executive Officer, serves as an ex-officio member of our Board of Directors.

Our Articles of Association allow our board of directors to appoint directors (other than the external directors) to fill vacancies on our board of directors, however created, for a term of office equal to the remaining period of the term of office of the director(s) whose office(s) have been vacated, and to appoint any person to be a director in addition to the existing board of directors, so long as the total number of Directors shall not at any time exceed the maximum number prescribed by our Articles of Association. Any such director appointed by the board of directors shall be placed in a class of directors so that all classes are as nearly equal as possible. A director, appointed by the board of directors, shall be deemed, for all intents and purposes, as having been appointed by the annual general meeting, and, without derogating from the generality of the aforesaid, shall serve as a director until the expiry of the term of office of the class to which he or she was appointed.

Observer

Under our Articles of Association, as approved by our shareholders on November 29, 2018, GTRIMG Investments Ltd. (“GTRIMG”), our controlling shareholder, has the right, so long it holds at least 5% of our issued and outstanding share capital, to designate one non-voting observer to our Board of Directors, provided that the observer shall not be a competitor of ours or employed by a competitor of ours.

Chairman of the Board

Under our Articles of Association, as approved by our shareholders on November 29, 2018, GTRIMG, our controlling shareholder, has the right, so long it holds at least 5% of our issued and outstanding share capital, conditioned upon a $2 million investment by GTRIMG following such date, to appoint a director to the Board of Directors who shall also serve as the chairman of the Board, provided that such nominee has the required qualifications under applicable laws, including the stock exchange rules then applicable.

External Directors

Under the Companies Law, companies incorporated under the laws of the State of Israel whose shares are publicly traded are required to appoint at least two external directors who meet the qualification requirements set forth in the Companies Law within three months of the closing of the initial public offering.

The Companies Law provides for special approval requirements for the election of external directors. External directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either (which we refer to as the “Special Majority”):

●	such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such election (other than a personal interest which is not derived from a relationship with a controlling shareholder), present and voting at such meeting, excluding abstainers; or

●	the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in such election (other than a personal interest which is not derived from a relationship with a controlling shareholder) voting against the election of an external director does not exceed 2% of the aggregate voting rights in the company.

After an initial term of three years, an external director may be re-elected to serve in that capacity for up to two additional terms of three years each under one of two alternatives. Under the first alternative, the external director may be nominated by the board of directors, and such external director’s re-election is approved by a majority of the shareholders that was required to elect such external director in such director’s initial election. Under the second alternative, the external director may be nominated by a shareholder(s) holding 1% or more of the voting power and at the general meeting of shareholders such re-election is approved by a majority of those shares present and voting that are held by shareholders who are non-controlling shareholders and do not have a personal interest in the re-election, provided that such shares represent at least 2% of the total voting power in the company.

Under the Companies Law, an external director cannot be dismissed from office unless the board of directors has learned there is a concern that: (i) the external director no longer meets the statutory requirements for his appointment as an external director; or (ii) the external director is in breach of his or her duty of loyalty to the company. The board of directors shall discuss the matter no later than in the first board of directors meeting convened after the board becomes aware of such circumstances. In the event the board of directors determines that an external director ceased to comply with the requirements set forth under the Companies Law, or that he or she breached his or her duty of loyalty to the company, the board of directors shall convene a general meeting of the shareholders that shall include on the agenda a resolution for the removal from office of such external director. The removal of an external director from office by the shareholders is subject to the same Special Majority requirements for the appointment of external directors (as described above); provided, however, that the external director has been given the opportunity to present his or her position. In addition, a court of law may determine, upon a request by a director or a shareholder, to dismiss the external director after finding that such external director no longer meets the statutory requirements of an external director set forth in the Companies Law or that the external director is in breach of his or her duty of loyalty to the company.

Any committee of the board of directors that is authorized to exercise powers of the board of directors is required to include at least one external director, and the audit and compensation committees are required to all of such company’s external directors.

Under the Companies Law, external directors of a company are prohibited from receiving, directly or indirectly, any compensation from the company other than for their services as external directors pursuant to the provisions and limitations set forth in regulations promulgated under the Companies Law (the “Regulations”), which compensation is determined prior to their appointment and may not be changed throughout the term of their service as external directors (except for certain exceptions set forth in the Regulations).

The Companies Law provides that a person is not qualified to serve as an external director if, as of the appointment date or at any time during the two years preceding his or her appointment, that person or a relative, partner or employer of that person, any person to whom that person is subordinate (whether directly or indirectly), or any entity under that person’s control, had any affiliation or business relationship with the company, any controlling shareholder or relative of a controlling shareholder or an entity that, as of the appointment date is, or at any time during the two years preceding that date was, controlled by the company or by any entity controlling the company.

The term affiliation for this purpose includes (subject to certain exceptions):

●	an employment relationship;

●	a business or professional relationship maintained on a regular basis;

●	control; and

●	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the public offering.

The Companies Law defines the term “office holder” of a company to include a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of such person’s title, a director and any other manager directly subordinate to the general manager.

The following additional qualifications apply to an external director:

●	a person may not be elected as an external director if he or she is a relative of a controlling shareholder;

●	if a company does not have a controlling shareholder or a holder of 25% or more of the voting power, then a person may not be elected as an external director if he or she (or his or her relative, partner, employer or any entity under his or her control) has, as of the date of the person’s election to serve as an external director, any affiliation with the then chairman of the board of directors, chief executive officer, a holder of 5% or more of the issued share capital or voting power, or the most senior financial officer of the company;

●	a person may not serve as an external director if he or she (or his or her relative, partner, employer, a person to whom he or she is subordinated or any entity under his or her control) has business or professional relations with anyone with whom affiliation is prohibited as described above, and even if these relations are not on a regular basis (other than immaterial relations); and

●	a person may not continue to serve as an external director if he or she accepts, during his or her tenure as an external director, direct or indirect compensation from the company for his or her role as a director, other than the amounts prescribed under the Regulations, indemnification, the company’s undertaking to indemnify such person and insurance coverage.

Furthermore, no person may serve as an external director if that person’s professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if such person is an employee of the Israel Securities Authority or of an Israeli stock exchange. Following the termination of an external director’s membership on the board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control, including serving as an executive officer or director of the company or a company controlled by its controlling shareholder and cannot be employed by or provide professional services to the company for pay, either directly or indirectly, including through a corporation controlled by that former external director, for a period of two years (the prohibition also applies to relatives of the former external director who are not his or her spouse or children, but only for a period of one year).

If at the time an external director is appointed, all members of the board of directors who are not controlling shareholders or their relatives are of the same gender, the external director must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

In addition, under the Companies Law, our board of directors must determine the minimum number of directors who are required to have financial and accounting expertise and a person may be appointed as an external director only if he or she either has professional qualifications or has accounting and financial expertise, provided, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise. A director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations.

A director with accounting and financial expertise is a director who, due to his or her education, experience and skills, possesses a high degree of proficiency in, and an understanding of, business-accounting matters and financial statements, such that he or she is able to understand the financial statements of the company, in depth, and initiate a discussion about the manner of presentation of the financial data. A director is deemed to have professional qualifications if he or she has any of (i) an academic degree in economics, business management, accounting, law or public administration, (ii) an academic degree or has completed another form of higher education in the primary field of business of the company or in a field which is relevant to his/her position in the company, or (iii) at least five years of experience serving in one of the following capacities, or at least five years of cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business; (b) a senior position in the company’s primary field of business; or (c) a senior position in public administration or service. Our board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Dividend and Liquidation Rights

We have never declared or paid any cash dividends on our ordinary shares and do not anticipate paying any cash dividends in the foreseeable future.

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our Articles of Association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the two most recent fiscal years, according to our then last reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of the distribution. If we do not meet such criteria, then we may distribute dividends only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

General Meetings of Shareholders

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in Articles of Association as special general meetings. Our board of directors may call special general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene a special general meeting upon the written request of (i) any two or more of our directors or one-quarter or more of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% or more of our outstanding voting power or (b) 5% or more of our outstanding voting power. Our Articles of Association contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for shareholder meetings.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may generally be between four and 21 days prior to the date of the meeting, and in certain circumstances, between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

●	amendments to our articles of association;

●	appointment or termination of our auditors;

●	appointment of external directors;

●	approval of certain related party transactions;

●	increases or reductions of our authorized share capital;

●	a merger; and

●	the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting. Under the Companies Law and our amended and restated articles of association, shareholders are not permitted to take action by way of written consent in lieu of a meeting.

Voting Rights

All of our ordinary shares have identical voting and other rights in all respects.

Quorum

Pursuant to our amended and restated articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. The quorum required for our general meetings of shareholders consists of at least two shareholders (not in default in payment of any sum) present in person, by proxy or written ballot who hold or represent between or among them at least 25% of the total our issued share capital. If within thirty minutes from the time appointed for the general meeting the requisite quorum is not present, the meeting shall be dissolved, but shall stand adjourned to the same day in the next week at the same time the following week and at the same place or to a later date, if so specified in advance in the notice of the general meeting. All matters for which the general meeting was summoned shall be discussed at the adjourned meeting, and subject to a limited exception, any number of shareholders present in person or by proxy shall constitute a lawful quorum.

Vote Requirements

Our Articles of Association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our amended and restated articles of association. Under our Articles of Association, the alteration of the rights, privileges, preferences or obligations of any class of our shares requires a simple majority of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. Our Articles of Association also provide that a change to the provisions related to the committees of our board of directors, the number of directors, the election or removal of any director from office, the proceedings of our board of directors, mergers and business combinations, the winding up of the Company, and the amendment of our Articles of Association, require the vote of at least 60% of our outstanding share capital having the right to vote, voting in person or by proxy at such general meeting.

Access to corporate records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register, including with respect to material shareholders, our articles of association, our financial statements, other documents as provided in the Companies Law, and any document we are required by law to file publicly with the Israeli Companies Registrar or the Israel Securities Authority. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise impair our interests.

Acquisitions under Israeli law

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, by a majority vote of each party’s shares, and, in the case of the target company, a majority vote of each class of its shares, voted on the proposed merger at a shareholders meeting. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the outstanding shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. Pursuant to the Companies Law, if a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.

In addition, under our Articles of Association, the Company shall not engage in any business combination with any interested shareholder for a period of three years following the time that such shareholder became an interested shareholder, unless either prior to such time the Board of Directors approved either the business combination or the transaction which resulted in the shareholder becoming an Interested Shareholder; or upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting shares of the Company outstanding at the time the transaction commenced.

Under the Companies Law, each merging company must send a copy of the proposed merger plan to its secured creditors. Unsecured creditors are entitled to receive notice of the merger pursuant to regulations promulgated under the Companies Law. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations the target company. The court may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least fifty days have passed from the date that a proposal for approval of the merger was filed with the Israeli Companies Registrar and thirty days from the date on which the merger was approved by the shareholders of each party.

Full tender offer

A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the target company’s issued and outstanding share capital, or of a certain class of shares, is required by the Companies Law to make a tender offer to all of the company’s shareholders or the shareholders who holds shares of the same class for the purchase of all of the issued and outstanding shares of the company or of the same class, as applicable.

If the shareholders who do not respond to or accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class of the shares, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether the shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition the Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If the full tender offer was not accepted in accordance with the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s voting rights or issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special tender offer

The Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company, subject to certain exceptions.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered by shareholders who accept the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser and its controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer or any other person acting on their behalf, including relatives and entities under such person’s control). If a special tender offer is accepted, then (i) shareholders who did not respond to or that had objected to the offer may accept the offer within four days of the last date set for the acceptance of the offer and they will be considered to have accepted the offer from the first day it was made, and (ii) the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. In addition, the board of directors must disclose any personal interest each member of the board of directors has in the offer or stems therefrom. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages resulting from his or her acts, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

Shares purchased in contradiction to the tender offer rules under the Companies Law, as described above, will have no rights and will become dormant shares.

Anti-Takeover Measures under Israeli Law

The Companies Law allows us to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. No preferred shares are currently authorized under our Articles of Association. In the future, if we do authorize, create and issue a specific class of preferred shares, such class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization and designation of a class of preferred shares will require an amendment to our Articles of Association, which requires the prior approval of the holders a majority of more than 50% of all the actual votes cast by the shareholders present (either in person, through proxy or through written ballot), and entitled to vote on the relevant proposal. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law and our Articles of Association as described above under “—Voting Rights.” In addition, we have a classified board structure, which will effectively limit the ability of any investor or potential investor or group of investors or potential investors to gain control of our board of directors.

Borrowing Powers

Pursuant to the Israeli Companies Law and our amended articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our amended articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in Capital

Our amended and restated articles of association enable us to increase or reduce our share capital. Any such changes are subject to Israeli law and must be approved by a resolution duly passed by our shareholders at a general meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

Establishment

We were incorporated under the laws of the State of Israel on June 24, 2009. We are registered with the Israeli Registrar of Companies in Jerusalem.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is Vstock Transfer, LLC. Its address is 18 Lafayette Place Woodmere, New York 11598, and its telephone number is (212) 828-8436.

Listing

Our Registration Statement on Form F-1 was declared effective by the SEC on September 30, 2015, and a FINRA-registered market maker subsequently filed an application on Form 211 with FINRA to quote the ordinary shares on the OTCQB. On March 31, 2016, the application on Form 211 with FINRA to make a market in our ordinary shares was approved by FINRA, and on December 15, 2016, quotation of our ordinary shares began on the OTCQB under the ticker symbol “PVNNF”. On December 18, 2019, our ordinary shares began to be quoted on the OTC Pink. However, due to lack of available resources, we have not been able to comply in a timely manner with our SEC periodic filing obligations for the years ended December 31, 2020 and 2021. Accordingly, as of September 29, 2021, the public quote for our stock was removed from the OTC Pink. Depending on market and other conditions and the continued development of our products, we will consider applying to have our ordinary shares quoted on the OTC Pink.